Exhibit 12
COOPER INDUSTRIES PLC
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollar Amounts in Thousands)
(Unaudited)

	Nine Months Ended
	September 30,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Interest Expense	$52,420	$37,600	$51,450	$64,200	$70,400	$51,000	$51,500

Estimated Interest Portion of Rent Expense	10,344	11,186	14,800	14,284	14,058	12,132	10,168

Fixed Charges	$62,764	$48,786	$66,250	$78,484	$84,458	$63,132	$61,668

Income From Continuing Operations Before Income Taxes	$569,600	$363,000	$530,100	$482,700	$807,200	$826,200	$647,700

Add: Fixed Charges	62,764	48,786	66,250	78,484	84,458	63,132	61,668
Distributed income of Equity Investees	20,866	—	—	—	—	—	—

Less: Equity in (Income)/Losses of Equity Investees	(44,926)	(10,540)	(22,768)	—	7,765	(265)	(724)

Earnings Before Fixed Charges	$608,304	$401,246	$573,582	$561,184	$899,423	$889,067	$708,644

Ratio of Earnings to Fixed Charges	9.7x	8.2x	8.7x	7.2x	10.6x	14.1x	11.5x